Patient Infosystems®

A health management solutions company…

ptisys.com

Patient Infosystems®

Forward-looking statements

This presentation contains forward-looking statements regarding the Company's financial expectations for 2003 through 2004, the growth in health care costs in the US, the demand for disease management and ancillary benefits management services, and the Company's competitive advantages, among others. Such statements are based on current information and belief, and are not guarantees of future performance. Many factors could cause actual results to differ materially from those indicated by such forward-looking statements include a change in national health care policy, regulation, and/or reimbursement, lower than anticipated demand for disease management and ancillary services, increased competition, the Company's inability to execute additional contract or achieve its financial results, implementation and performance difficulties, and other risk factors detailed from time to time in the Company's periodic filings with the Securities and Exchange Commission.

Patient Infosystems

Patient Infosystems: A Brief History

- Patient Infosystems (PATY) was founded in 1995
- Went Public 1996
- Initial focus on Disease Management
- Acquired Health Desk On-Line 1999
- Acquired American CareSource (ACS) in December 2003
- PATY finished 2003 at $5.6 revenues (unaudited)
- Has evolved as a diversified health solutions company aimed at lowering costs while improving health outcomes

Patient Infosystems®

Our Business

- Patient Infosystems helps its clients control health care costs, while at the same time improving the health and well being of the patients and beneficiaries served.

- Patients Infosystems controls costs by offering a national network of cost effective ancillary providers as well as disease management programs that reduce demand for services and focus on improving clinical outcomes

Patient Infosystems®

Our Product Lines

American CareSource

Ancillary Benefits Management

Patient Infosystems (CareTeamConnect™)

Disease Management
Demand Management
Behavioral Programs

The Market Imperative

- Healthcare costs in the U.S. represent $1.6 trillion/year and 14% of GNP
- Healthcare costs are projected to continue their double-digit increases over the next five years
- Ancillary Services approach 20% of the healthcare market, or $320 billion/ year
- Chronic illness accounts for 78% of all healthcare spending in the US
- Payors struggle with how to control spiraling costs

The opportunity PATY brings to the market

- A cost effective network of ancillary providers can reduce ancillary expenses

- Disease management intervention can help patients manage their chronic illness and reduce utilization of costly hospital stays and emergency room visits

Patient Infosystems®

What is Disease Management?

- Coordinates interventions and communications for those with chronic conditions
- Supports the physician and patient with a plan of care
- Emphasizes prevention of potential costly health complications
- Uses evidence-based guidelines and behavioral change strategies
- Evaluates clinical, humanistic and economic outcomes

Patient Infosystems®

CARE TEAM CONNECT™ for HEALTH

Model for Total Health Management

Identification

- Case management
- Nurse Help Line
- Medical claims
- Pharmacy claims
- Laboratory results
- Patient assessment tools
- Health risk assessments
- New member enrollment survey
- Ancillary services
- Network management

Identification → Stratification

Interventions

- Shared decision counseling
- Nurse Help Line
- Referral management
- Case management
- Utilization management
- Discharge planning
- Chronic condition management
- Preventive care reminders
- On-going surveillance
- Ancillary services
- Network referrals

Outcomes

- Assessment
- Reporting
- Consultation

Regularly Assess and Identify Patients
~ Refine Clinical Interventions ~

Patient Infosystems®

CARE TEAM CONNECT™ for HEALTH


POPULATION MANAGEMENT
TARGETED INDIVIDUAL MANAGEMENT
Identified through Claims Screening
Identified to have a chronic condition; Asthma, Diabetes, Hypertension, CHF
Screened for utilization thresholds and stratified into two groups:
~ Meets criteria for Nurse Engagement Call*
~ Does Not meet criteria for Nurse Engagement Call*
Meet Criteria for Nurse Engagement Call
Yes
No
Nurse Engagement Call *
Identified by client, self-referral, provider referral or Care Management, Pharmacy or Nurse Triage referral
Identified to have a chronic condition; Asthma, Diabetes, Hypertension, CHF
LOW RISK
~ QOL
~ Reminders
~ Static Ed Mailing
~ 24 x 7 Nurse Help Line
MODERATE RISK
Care Team Connect SM Chronic Conditions Management
~ QOL
~ Disease management intervention calls with demand published ed mailings and physician report mailing
~ Reminders
~ Static Ed Mailing
~ 24 x 7 Nurse Help Line
HIGH RISK
Care Team Connect SM Gold Chronic Conditions Management
~ QOL
~ Disease management intervention calls with demand published ed mailings and physician report mailing
~ Telemonitoring signs and symptoms assessment
~ Reminders
~ Static Ed Mailing
~ 24 x 7 Nurse Help Line
CRITICAL RISK
~ Disease Care Management
~ 24 x 7 Nurse Help Line
~ 24 x 7 toll-free telephone nurse care counselors
~ Nationally recognized triage algorithms
~ Medical triage and care advice
~ Health education and healthcare support
~ Monitor disease specific patients
~ Provide advice on acute care treatment options
~ Member follow up in all emergency cases
~ Automatic call documentation
~ Identification and referral to disease and case management
~ Preventative reminders
Nurse Help Line
Communication to:
Physicians
Care Manager
Outcomes and Operations Reports
Information sharing:
Care Management and/or Pharmacy
Client and/or Physician
* Nurse Engagement Call
1) Verify/collect patient demographics
2) Describe/enroll patient into clinical program
3) Assess disease status utilizing the following self-reported criteria:
~ Healthcare utilization
~ Disease status
~ Functional status
~ Quality of care
~ Treatment adherence and self-care practices
~ Education/knowledge
~ Motivation and program evaluation

CARE TEAM CONNECT™ for HEALTH
Disease Management Components

Patient Infosystems®

- **Claims-based Identification and Stratification**
  - **Asthma/ Diabetes/ Hypertension/ Congestive Heart Failure**
- **Nurse Counselors and Health Care Counselors**
- **Scheduled telephonic interventions**
- **Clinical assessments and evaluation**
  - **Symptom assessments/ Self-care assessments/ Quality of Life assessments**
- **Educational mailings**
  - **Personalized patient letters and mailings**
- **Communications/Reports**
  - **Patient reports/ Physician reports/ Care Management reports**
- **Outcomes management**

Patient Infosystems®

Effectiveness Measures

- Health care utilization
- Disease status
- Functional status
- Quality of life
- Treatment adherence and self-care practice
- Education/knowledge
- Motivation and program evaluation
- Return on investment

Disease Management Competition

- Public Companies
  - American Healthways
  - Matria
  - Landacorp
- Private Companies
  - Lifemasters
  - CorSolutions
  - AirLogix
  - Accordant (acquired by AdvancePCS)

Patient Infosystems®

PATY'S Competitive Advantage

- Proprietary integrated information systems platform
- Integration with client stakeholders and external systems
- Focus on the entire population, not just the sickest 5%
- Opt out enrollment
- Dedicated account management and strong customer relationships
- Strategic partnerships with the federal government and the Institute for Healthcare Improvement supporting the national Health Disparities Collaboratives.
- Up to 44% reduction in reported number of hospitalizations; up to 33% reduction in ER visits; up to 50% reduction in missed days of work

What are Ancillary Services?

Ancillary services are one of the fastest growing components of healthcare costs. They represent the non-hospital and non-physician services.

- **Bone Growth Stimulators**
- **Chiropractic Services**
- **Diagnostic Imaging/Radiology**
- **Dialysis Services**
- **Durable Medical Equipment**
- **Home Infusion Therapy**
- **Hospice Services**
- **Home Health Services**
- **Laboratory Services**
- **Orthotics and Prosthetics**
- **Outpatient Therapy/Rehab.**
- **Pain Management**
- **Pharmacy**
- **Respiratory Services**
- **Sleep Studies**
- **Podiatry**
- **Sub-Acute & Skilled Nursing Facilities**
- **Ambulatory Surgical Centers**

ACS Ancillary Management Services

Patient Infosystems®

A full-spectrum of ancillary management solutions for both Workers' Compensation and Group Health clients. These add value by controlling both ancillary costs and quality of services in a manner customized to meet the specific needs of each client.

- **National Network of Proprietary Provider Contracts**
- **Ancillary Out-of-Network Contract Negotiations**
- **Claims Reimbursement**
- **Ancillary Systems Integration**
- **Ancillary Claims Management**
- **24/7 Ancillary Call Center**
- **Ancillary Claims Analysis**
- **Customized Ancillary Networks**
- **Ancillary Network Management**
- **Ancillary Reporting**
- **Ancillary Electronic Claims**

Patient Infosystems®

American CareSource Providers

National Ancillary Network of Proprietary Contracts with over 14,000 Providers.



Patient Infosystems®

National Provider Contracts

Includes many of the largest ancillary providers in the country.

Sample Providers

Academy Orthotic & Prosthetic Associates	National Seating & Mobility
Amedisys, Inc.	NMC Homecare
Apria Healthcare	Novacare
Convalescent Services Inc.	Nursefinders, Inc
Coram Healthcare	NYDIC
Damadian MRI	Opnet, Inc.
Gentiva	Optioncare Inc.
Haworth Home Health	Orthologic
Health Dimensions Rehabilitation Inc	OrthoScript, Inc.
	Pediatric Services Of America
Interim Health Care, Inc.	PHM Diagnostics
Kentucky Independent Physical Therapy Network	Pomac/Prosthetic & Orthotic Management
Kessler Rehabilitation Centers	PTPN
Keystone Rehabilitation Systems, Inc.	
Labcorp Inc.	Radnet Management, Inc
Manorcare Health Services, Inc.	Soleus Healthcare Services
Matria Healthcare Inc.	Southern Health Group
Matrix Rehabilitation	The Med Group
Maxim Healthcare Services	Thera Kinetics Inc
Medequip	US Physical Therapy
Medical Resources, Inc.	Vital Care

Patient Infosystems®

Ancillary Benefits Management Competition

- No other company provides a comprehensive network across the multiple service lines of ACS
- Barriers to entry in building a national network provide “first to market” advantage

Patient Infosystems®

PATY Client Market

- Self-Insured Employers
- Managed Care Organizations
- City, County and State Governments
- Third Party Administrators
- Union Health and Welfare Trust Funds
- Preferred Provider Organizations
- Employer coalitions

Benefits of Working with PATY - An ACS illustration

Patient Infosystems®

- National average for ancillary claims payment is 18% off billed charges.
- ACS clients average 41% off billed charges for ancillary services
- Value and Revenue Model example:
  - **100,000 employees incur $400 million/yr. in total healthcare claims**
  - **ACS current service categories capture 11% of the healthcare claims ($44,000,000) and ACS provider contracts capture an average of 30% of the $44,000,000.**
  - **ACS revenue is $13.2M, $3.96M margin after provider payments**
  - **ACS client saves $1-3M annually**

Patient Infosystems®

Benefits of working with PATY – A DM illustration

- 1000 employees incur $4 million in health care claims
- Client population averages 25% prevalence of chronic diseases addressed by PATY
- Cost per chronically ill individual is twice that of rest of population
- Decreased utilization resulting from disease management intervention yields up to 10% saving, or up to $160,000

Historical PATY Revenue


Thousands
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$1,586
$2,356
$5,600
2001
2002
2003*

•Estimated

Patient Infosystems

Historical EBITDA


Thousands
$200
$0
($200)
($400)
($600)
($800)
($1,000)
($1,200)
2001Q1
2001Q2
2001Q3
2001Q4
2002Q1
2002Q2
2002Q3
2002Q4
2003Q1*
2003Q2*
2003Q3*
2003Q4**
* Unaudited
** Estimate

Patient Infosystems®

Debt and Equity Impact

	unaudited 30-Sep-03	estimated 31-Dec-03
Short Term Debt		
Accrued Interest (on debt below)	1,169,762	56,107
Borrowings from directors	6,330,648	-
Borrowings from stockholders	1,815,474	-
Line of Credit	3,000,000	-
Long Term Debt		
Line of Credit	-	3,000,000
Stockholders (deficit) equity	(9,503,778)	1,788,063

Opportunities for 2004

- 2004 begins with our base business from 2003 intact ($5.6M)
- Added American CareSource revenues estimated at $5M
- The ACS acquisition adds to our product mix and sales opportunities
- New contract opportunities for 2004 include:
  - State based Medicaid direct contracting
  - Contracting with payers
  - Self-insured employers
  - Federal contract opportunities

Summary

Patient Infosystems is an exciting growth company that is well positioned in two of the fastest growing sectors in health care.

As patients moved out of hospitals into ambulatory and home care settings, the use of Ancillary providers is exploding---
A $320 Billion market.

Disease Management presents the opportunity to manage the demand for health care services and reduce utilization by controlling the progression of chronic disease and coaching patients toward more cost-effective health care services---
A $600 Billion market.